Exhibit 99.6

SUPPLY AND SERVICES AGREEMENT

THIS AGREEMENT made as of the 19th day of June, 2009.

AMONG:

ERIN MILLS BIOTECH INC., a corporation incorporated under the laws of the Province of Ontario (“EMBI”)

 - and -

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (“Lorus”)

WHEREAS pursuant to the terms of an asset purchase agreement made as of the date hereof and certain related transactions, EMBI acquired sole and absolute ownership in certain intellectual property relating to the extraction of a product from bovine bile and known by the trade name “Virulizin”;

AND WHEREAS pursuant to the terms of a settlement agreement dated the date hereof, Lorus has agreed to supply certain business development and other services to EMBI in respect of the licensing of the IP;

NOW THEREFORE in consideration of the premises hereto, the mutual covenants and agreements herein set forth and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties hereby agree as follows:

1.	Definitions

(a)	“Agreement” means this agreement, including the schedules hereto, as amended from time to time.

(b)	“Calendar Quarter” means each of the consecutive three month periods ending on March 31, June 30, September 30 and December 31 in each calendar year.

(c)	“Canadian GAAP” means generally accepted accounting principles in Canada from time to time, as set out in the Handbook of the Canadian Institute of Chartered Accountants.

(d)	“Event of Default” means Lorus shall have defaulted, for any reason other than Unavoidable Delay, in the observance or performance of any of its covenants and obligations under this Agreement, and

(i)
if such default can with due diligence be cured within thirty (30) days, Lorus does not cure such default within thirty (30) days after receipt by Lorus of a notice from EMBI asking it to cure such default, or

(ii)
if such default cannot with due diligence be cured within thirty (30) days, Lorus does not promptly commence and proceed expeditiously and with due diligence to cure such default after receipt by Lorus of a notice from EMBI asking it to cure such default, and, having promptly so commenced such rectification, does not cure such default within ninety (90) days after receipt of such notice.

(e)	“Event of Insolvency” means:

(i)
a resolution is passed by Lorus authorizing or providing or an order is made for the winding-up, liquidation, revocation or cancellation of incorporation of Lorus (other than in connection with a bona fide merger, amalgamation, reconstruction or reorganization which has been consented to in writing by EMBI) or a petition is filed for the winding-up, liquidation, revocation or cancellation of incorporation of Lorus (other than in connection with a bona fide merger, amalgamation, reconstruction or reorganization which has been consented to in writing by EMBI), unless such proceedings are being disputed in good faith by appropriate proceedings and such proceedings effectively postpone enforcement of the petition and, in any event, cause the petition to be dismissed within sixty (60) days;

(ii)	Lorus makes an assignment for the benefit of its creditors generally;

(iii)	Lorus becomes bankrupt or, as an insolvent debtor, takes the benefit of any Act now or hereafter in force for bankrupt or insolvent debtors; or

(iv)
a receiver or other officer with like powers is appointed for Lorus, for a substantial part of the assets of Lorus unless the appointment of such receiver or other officer with like powers is being disputed in good faith and such proceedings effectively postpone enforcement of such appointment.

(f)	“Financial Statement Period” means the later of:

(i)	forty-five days after the end of each Fiscal Quarter, or, in the case of a Fiscal Quarter that is also a Fiscal Year End, ninety days after such Fiscal Year End; and

(ii)
such other period as may be prescribed by Ontario Securities Law for the filing of financial statements by a reporting issuer (as such term is defined in Ontario Securities Law) with the securities commissions of the any of the Provinces of Canada.

(g)
“Fiscal Quarter” means each of the consecutive three month periods ending on August 31, November 30, February 28/29 and May 31 in each calendar year, or such other four consecutive three month periods as Lorus may choose as its quarter ends for financial reporting purposes pursuant to the requirements of Ontario Securities Law.

(h)	“Fiscal Year End” means May 31 in any calendar year or such other date Lorus may choose as its fiscal year end for financial reporting purposes pursuant to the requirements of Ontario Securities Law.

(i)
“IP” means all intellectual property rights, improvements and all tangible and intangible information relating to Virulizin existing as of June 19, 2009 and shall include without limitation know-how, trade secrets, inventions, discoveries, technology, processes relating to the chemistry, manufacture, use, and formulations, in vitro, preclinical or clinical designs, results, data (including regulatory data), analytical methodology used in the development, testing, analysis and manufacture of Virulizin and all medical, bio-equivalence and other similar scientific data and test results and all medical and biological samples heretofore prepared, generated, produced, received by, or obtained by Lorus or any of its affiliates pertaining to or relating to the product extracted from bovine bile and known by the trade name “Virulizin”.

(j)	“IP Revenue” means:

(i)
the royalty payments paid or payable to EMBI or its successors or assigns under the Zor Agreement (which for greater certainty excludes any milestone payments provided for in the Zor Agreement or otherwise paid or payable by Zor), and all other income derived by EMBI or its successors or assigns from the commercialization of the IP in any part of the world not licensed exclusively to Zor;

(ii)
if the Zor Agreement is terminated, all other revenue or payments (whether in cash or in kind) paid or payable to EMBI or its successors or assigns from the commercialization of the IP in all or any part of the Territory (as that term is defined in the Zor Agreement (as defined below)), including, without limitation, equity payments, royalty payments, license fees, milestone payments and similar payments;

(iii)
all other revenue or payments (whether in cash or in kind) paid or payable to EMBI or its successors or assigns from the commercialization of the IP in any part of the world other than the Territory (as that term is defined in the Zor Agreement), including, without limitation, equity payments, royalty payments, license fees, milestone payments and similar payments;

(iv)	any proceeds (whether in cash or in kind) from the arm’s length sale, assignment, transfer or other disposition of the IP; and

(v)
for the purpose of this definition of IP Revenue, IP shall include (A) the license granted by Zor pursuant to Section 2.5 of the Zor Agreement; (B) any Improvements transferred by Lorus to EMBI or its successors or assigns pursuant to the Animal Rights License Agreement made between the parties dated as of June 19th, 2009 (the term “Improvements” is defined in the Animal Rights License Agreement); and (C) with respect to the patents and patent applications set out in Schedule “A”, any corresponding provisional or other applications for patent filed in any jurisdiction based upon or claiming priority from any such patents or patent applications, and all divisionals, continuations, continuations-in-part, reissues, extensions, substitutions, re-examinations, renewals, supplemental protection certificates, patents of importation or patents of addition to any of the foregoing.

(k)	“Ontario Securities Law” has the meaning ascribed to that term in the Securities Act (Ontario).

(l)	“Person” means a natural person, firm, trust, partnership, association, corporation, government or governmental board, agency or instrumentality.

(m)	“Unavoidable Delay” means a delay in the performance of an act or compliance with a covenant caused by:

(i)	an act of God;

(ii)	fire;

(iii)	strike;

(iv)	lockout;

(v)
inability to obtain or delay (which is not reasonably within the control of the party obliged to perform or comply) in obtaining material, equipment or transport, inability to obtain or delay (which is not reasonably within the control of the party obliged to perform or comply) in obtaining governmental approvals, permits, licences or allocations;

(vi)	restrictive laws or governmental regulations; or

(vii)	any other cause, whether of the kind specifically enumerated above or not, which is not reasonably within the control of the party obliged to comply or perform,

but does not mean a delay caused by lack of funds or other financial reasons of a party.

(n)	“Zor” means Zor Pharmaceuticals, LLC.

(o)	“Zor Agreement” means the exclusive licence agreement originally made between GeneSense Technologies Inc. and Zor dated April 8, 2008, as the same has been amended and assigned from time to time.

2.	Engagement

2.01	Services. Subject to the terms and conditions of this Agreement, EMBI hereby engages Lorus, which engagement Lorus hereby accepts, to supply the following services (the “Services”):

(1)	To assist EMBI in fulfilling its duties and obligations under the Zor Agreement, so as to permit EMBI to be in good standing under the Zor Agreement, specifically:

(i)	participate in meetings with Zor, on behalf of EMBI pursuant to Section 4.3 of the Zor Agreement;

(ii)	participate in a Medical or Scientific Advisory Board, on behalf of EMBI as contemplated by Section 5.6 of the Zor Agreement;

(iii)	determine a patent budget as contemplated by Section 9.2 of the Zor Agreement; and

(iv)
consulting and advising EMBI with respect to its obligations and duties regarding the sharing of information, reporting obligations, co-operation regarding manufacturing, mutual disclosure, co-negotiation for commercial supply and confidentiality, all as set out in the Zor Agreement.

(2)	To prosecute and maintain, at EMBI’s direction and cost, the patents and other registered intellectual property that forms part of the IP.

(3)
To provide business development services including licensing opportunities in respect of the licensing of the IP in other territories not included in the Zor Agreement, as may be mutually agreed upon by the parties hereto;

(4)	To maintain sufficiently detailed records to evidence the Services.

2.02	Service Hours. Lorus shall cause its personnel to expend up to eighty (80) hours per Calendar Quarter performing the Services.

2.03
Personnel. During the term of this Agreement, Lorus will have personnel available (whether employees or outside attorneys or patent agents) with expertise in the IP or expertise in an area related to the IP (including licensing) to perform the Services, provided that EMBI shall be advised within thirty (30) days after any change in such personnel.

2.04
Books and Records. Proper books of account shall be kept by Lorus, and entries shall be made therein of all such matters, terms, transactions and things as are usually written and entered in books of account kept by others engaged in an enterprise of a similar nature, and EMBI or its auditors or agents shall have free access at all times to inspect, examine and copy them, and shall at all times furnish to the other, correct information, accounts and statements of and concerning all such transactions without concealment or suppression.

3.	Term

3.01	Term. This Agreement, unless terminated earlier in accordance with Section 3.02 or Section 3.04 below, shall terminate on:

(1)	the sale of all, but not less than all, of the IP; or

(2)	the later of:

(i)
the last to expire of the patents and patent applications set out in Schedule “A” hereto, including any corresponding provisional or other applications for patent filed in any jurisdiction based upon or claiming priority from any such patents or patent applications, and all divisionals, continuations, continuations-in-part, reissues, extensions, substitutions, re-examinations, renewals, supplemental protection certificates, patents of importation or patents of addition to any of the foregoing; or

(ii)	the last to expire of any licence or sub-licence agreement whose subject matter is the IP or any part of it.

3.02	Termination by EMBI. EMBI shall have the uncontested right to terminate this Agreement upon the happening of any of the following events:

(1)	Lorus commits or suffers to exist an Event of Insolvency;

(2)	Lorus commits or suffers to exist an Event of Default; or

(3)
Lorus ceases to carry on business at “acceptable levels” (as defined below) for two consecutive Fiscal Quarters and Lorus shall, no later than the end of each Financial Statement Period, deliver a certificate executed by its president or chief financial officer or persons occupying substantially similar roles, in the form attached to this Agreement as Schedule “B”, evidencing that it is carrying on business at such acceptable levels.

3.03	Definitions. For the purposes of this Agreement, “acceptable levels” means the continuous and uninterrupted expenditures (as defined under Canadian GAAP) of:

(1)	at least (REDACTED) per Fiscal Quarter on research and development in general; and

(2)
at least (REDACTED) per Fiscal Quarter (inclusive of the amount referred to in Section 3.03(1) and including for greater certainty, in each case, expenditures in connection with the performance of its obligations under this Agreement) for general operations, provided that, at the request of Lorus and in the sole and unfettered discretion of EMBI, EMBI may reduce such acceptable levels temporarily.

3.04	Termination by Lorus. Lorus may terminate this Agreement at any time on six (6) months written notice to EMBI.

4.	Fees

4.01
Service Fees. In consideration of the provision of the Services, EMBI shall pay to Lorus an amount equal to fifty per cent (50%) of the net IP Revenue actually received by EMBI (the “Service Fee”).  The Service Fee shall be inclusive of all exigible taxes that may be levied from time to time (“Services Taxes”) such as Goods and Services Tax or harmonized tax payments.

4.02
Services Taxes. EMBI shall remit all Services Taxes, as applicable, on the required date of payment. Whenever EMBI makes a payment to Lorus under Section 4.01, it shall specify the amount paid as Services Taxes and the balance paid as consideration for the Services.

4.03	Payment of Service Fees. The Service Fee shall be paid to Lorus within twenty (20) days of receipt by EMBI of any IP Revenue.

4.04
Disbursements. EMBI shall pay for all disbursements incurred by Lorus, at the written request of EMBI, in the performance of the Services forthwith upon receipt of an invoice therefor together with specifics.

4.05
Report. EMBI shall provide quarterly reports (the “Report”) to Lorus of all IP Revenue earned for the immediately preceding Calendar Quarter within fifteen (15) days after the end of each Calendar Quarter commencing the first Calendar Quarter when any IP Revenue is first received by EMBI.

4.06
Right of Audit. EMBI shall keep accounts and other records in sufficient detail so that the information to be provided in the Report above can be properly ascertained. EMBI shall, at the request of Lorus, permit Lorus or an independent chartered accountant to have access during ordinary business hours, to such records as may be necessary to determine the correctness of any Report.  Such examination shall be conducted (a) after at least ten (10) days prior written notice from Lorus, (b) at the facility(ies) where such books and records are maintained, and (c) no more frequently than once in any calendar year. Lorus shall be responsible for expenses for the independent certified public accountant. If any audit reveals an underpayment or overpayment of at least 5% or $10,000 (whichever amount is smaller), the relevant party will refund such amount, as the case may be, within thirty (30) days after notice thereof.

5.	Consultation with Lorus

5.01
Consultation. If, as and when EMBI may decide to do so, EMBI may consult with Lorus regarding the commercialization of the IP.  Lorus shall have no right to be consulted and absolutely no right of approval or consent regarding any decision, contract, licence or other arrangement EMBI may make regarding the IP or its commercialization.

6.	Right of First Refusal

6.01	Definitions. As used in this Section 7:

(1)
“offer” means a bona fide, arm’s length, unconditional and irrevocable offer (other than an “Excluded Offer”) to purchase all but not less than all of the IP owned by EMBI, including any subsequently acquired patents, know-how, trade marks or other intellectual property rights related to the IP and the Zor Agreement (the “Bulk IP”), from a Person (the “Offeror”) for cash (or for any readily ascertainable cash equivalent only and for no other consideration and not as part of or in connection with another transaction with the date for closing the sale and paying the purchase price being a date which is not earlier than ninety (90) days nor later than one hundred and forty (140) days after the date of the acceptance of the offer by EMBI; and

(2)
“Excluded Offer” means an unconditional and irrevocable offer to purchase all but not less than all the Bulk IP of EMBI for an aggregate purchase price of at least fifty percent (50%) of Lorus’ “market capitalization” (as such term is defined in the Company Manual of the Toronto Stock Exchange), or more, determined as at the date of the offer. For greater certainty an Excluded Offer may be accepted by EMBI without compliance with this section by EMBI.  For greater certainty, if at any time the shares of Lorus are no longer traded on any recognized stock exchange in Canada then, from and after that time, any offer received by EMBI shall be deemed to be an Excluded Offer.

6.02
Option. If, at any time or times, EMBI shall obtain an offer which EMBI wishes to accept, EMBI shall promptly give written notice thereof, together with a true copy of the offer, to Lorus.  Upon receipt of such notice and offer, Lorus shall have the option (“Option”) of purchasing all, but not less than all, of the Bulk IP of EMBI upon the same terms and conditions as those set out in the offer, except that there shall be deducted from the purchase price the amount of any commission or other similar fee that would otherwise have been payable to any broker, agent or other intermediary in connection with the sale of the Bulk IP to the Offeror.

6.03
Exercise of Option. Lorus may exercise the Option at any time within thirty (30) days of receipt of the notice and offer by giving written notice to that effect to EMBI.  The failure by Lorus to give such notice shall constitute an election by Lorus not to exercise the Option.

6.04
Failure to Exercise Option. If Lorus does not exercise the Option, EMBI may complete the sale of the Bulk IP to the Offeror in accordance with the terms of the offer, provided that notwithstanding the terms of the offer such transaction shall be completed within one hundred and eighty (180) days of receipt by Lorus of the said notice.  Lorus shall be entitled to require evidence of the date upon which and the price at which EMBI has sold the Bulk IP, and evidence that such sale has been completed upon the terms and conditions contained in the offer.

6.05
Failure to Complete Sale. If the transaction of purchase and sale to such Offeror has not been completed within the said one hundred and eighty (180) day period, the foregoing provisions of this Section 7 shall again apply in respect of the proposed transfer of the Bulk IP and so on from time to time.

6.06
Sale to EMBI. If Lorus exercises the Option as aforesaid, EMBI shall sell to Lorus and Lorus shall purchase from EMBI the Bulk IP in accordance with the terms of the offer as modified by the provisions of Subsection 6.02.

7.	General

7.01
Independent Contractor Relationship. Lorus’ relationship with EMBI is that of an independent contractor, and nothing in this Agreement is intended to, or should be construed to, create a partnership, agency, joint venture or employment relationship. Lorus is not authorized to make any representation, contract or commitment on behalf of EMBI unless specifically requested or authorized in writing to do so by a designated executive. Lorus is solely responsible for filing all tax returns and payments required to be filed with, or made to, any federal, state, provincial or local tax authority with respect to the performance of services and receipt of fees under this Agreement.  No part of Lorus’ compensation will be subject to withholding or deduction by EMBI unless required by law.

7.02
Intellectual Property Rights.  All tangible and intangible information, know-how, inventions, discoveries, trade secrets, data and materials, whether patentable or not, including but not limited to: formulations, in vitro, preclinical, or clinical design, information or results, other proprietary materials, processes, data, drawings, sketches, designs, testing and test results, and regulatory information, created by Lorus or its contractors in connection with the performance of its obligation herein (collectively, the “Know-How”), shall be owned by EMBI and shall constitute Know-How (as defined in the Zor Agreement) for all purposes of the Zor Agreement and Lorus hereby absolutely grants, assigns and transfers to EMBI all rights, title and interest in and to such Know-How.

7.03	Confidential Information

(1)
Definition of Confidential Information.  “Confidential Information” as used in this Agreement shall mean any and all technical and non-technical information (written or oral) owned by EMBI and disclosed by EMBI to Lorus including patent, copyright, trade secret, and proprietary information, technology, business and financial information, manufacturing methods, plans and procedures relating to its pharmaceuticals products, future and proposed products and services of EMBI, Lorus and customers, and includes, without limitation, information concerning research, experimental work, development, design details and specifications, engineering, financial information, procurement requirements, customer lists, business forecasts, sales, merchandising and marketing plans and information, and any other information identified by EMBI as confidential.

(2)
Nondisclosure and Non-use Obligations. Lorus will use and may disclose the Confidential Information to its employees to perform its services herein for the benefit of EMBI. Lorus agrees that is shall treat all Confidential Information of EMBI with the same degree of care as it accords to its own Confidential Information, and Lorus represents that it shall disclose Confidential Information only to those of its employees who need to know such information and certifies that such employees have previously agreed, either as a condition of employment or in order to obtain the Confidential Information, to be bound by an obligation of confidentiality.  Notwithstanding the foregoing, Lorus may use Confidential Information for the purpose of exercising its rights under the animal rights license agreement entered into between EMBI and Lorus on June 19th, 2009.

(3)
Exclusions from Nondisclosure and Non-use Obligations. Lorus’ obligations under paragraph 7.03(ii) (“Nondisclosure and Non-use Obligations”) with respect to any portion of Confidential Information shall terminate when Lorus can document that such Confidential Information was in the public domain at or subsequent to the time it was communicated to Lorus by the disclosing party through no fault of Lorus.

(4)
Compelled Disclosure.  In the event Lorus or any of its employees becomes legally compelled, by oral questions, interrogations, requests for information or documents, subpoena, civil investigative demand or similar process, to disclose any of the Confidential Information, Lorus will provide EMBI with prompt notice so that EMBI may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement.  Lorus will cooperate with EMBI on a reasonable basis in its efforts to obtain a protective order or other remedy.  In the event such protective order or other remedy is not obtained or EMBI waives compliance with the provisions of this Agreement, Lorus and its representatives will furnish only the minimum portion of the Confidential Information that is required to be disclosed and Lorus shall exercise its reasonable best efforts to obtain reliable assurances that confidential treatment will be accorded the Confidential Information.

(5)	Disclosure of Third Party Information. Neither party shall communicate any information to the other in violation of the proprietary rights of any third party.

(6)
Return of EMBI’s Property.  All materials (including, without limitation, all documents, records, reports, notes, compilations, or all other recorded matter and copies of production thereof, containing Confidential Information, whether delivered to Lorus by EMBI or made by Lorus in the performance of services under this Agreement (“EMBI Property”) are the sole and exclusive property of EMBI. Lorus agrees to promptly deliver the original and any copies of the EMBI Property to EMBI at any time upon EMBI’s request.  Upon termination of this Agreement by either party for any reason, Lorus agrees to promptly deliver to EMBI or destroy, at EMBI’s option, the original and any copies, including data stored in electronic format, of the EMBI Property. Lorus agrees to certify in writing that Lorus has so retuned or destroyed all such EMBI Property.

(7)
No Conflict of Interest.  During the term of this Agreement, Lorus will not accept work, enter into a contract, or accept an obligation, inconsistent or incompatible with Lorus’ obligations or the scope of services rendered by EMBI under this Agreement. Lorus warrants that, to the best of its knowledge, it is not a party to any other contract or subject to any duty on its part inconsistent with this Agreement. Lorus agrees to indemnify EMBI from any and all loss or liability incurred by EMBI by reason of the alleged breach by Lorus of any services agreement with any third party.

7.04
Indemnity. EMBI shall use commercially reasonable efforts to cause any licensee of the IP, or any part thereof, to indemnify Lorus from any and all losses or claims arising in relation to the performance of its obligations under this Agreement, except for those relating to Lorus’ negligence or wilful misconduct.

7.05
Non-interference with Business.  During this Agreement, and for a period of two (2) years immediately following its termination or any renewal or extension thereof, Lorus agrees not to solicit or induce any employee or independent contractor to terminate or breach an employment, contractual or other relationship with EMBI; provided that responses of individual employees or independent contractors to general advertisements or solicitations will not be deemed to be a breach of this Section.

7.06
Successors and Assigns. Except for patent and trade mark agents and legal counsel who may be engaged by Lorus from time to time in order to enable it to provide the Services, Lorus may not subcontract or otherwise delegate its obligations under or assign this Agreement without EMBI’s prior written consent which consent may not be unreasonably withheld; provided that Lorus may assign its rights and obligations under this Agreement with the prior written consent of EMBI, not to be unreasonably withheld, in connection with a change of control of Lorus, or a sale, amalgamation, merger or other corporate reorganization of Lorus.  Subject to the foregoing, this Agreement will be for the benefit of EMBI’s successors and assigns, and will be binding on Lorus’ successors and assigns.

7.07
Notices.  Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be given by prepaid mail, by facsimile or other means of electronic communication or by hand-delivery.  Any such notice or other communication, if mailed by prepaid mail shall be deemed to have been received on the second day after the date that was post-marked upon it, or if sent by facsimile or other means of electronic communication or hand-delivered, shall be deemed to have been received on the day it is delivered. All notices and other communications given or made pursuant to this Agreement shall be addressed as follows:

(i)	if to EMBI:
7501 Keele Street
Suite 500
Concord, Ontario L4K 1Y2
Attention: Gerry C. Quinn
Telecopier number: (416) 736-8373

(ii)	if to Lorus:
2 Meridian Road
Toronto, Ontario
M9W 4Z7
Attention: Aiping Young
Telecopier number: (416) 798-2200

7.08	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.09
Severability.  Should any provisions of this Agreement be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

7.10
Injunctive Relief.  Lorus understands and agrees that EMBI shall suffer irreparable harm in the event that Lorus breaches any of its obligations under this Agreement, including, without limitation, the confidentiality provisions set forth in Section 7.03 hereof, and that monetary damages shall be inadequate to compensate EMBI for such breach.  Accordingly, Lorus agrees that, in the event of a breach or threatened breach by Lorus of any of the provisions of the Agreement, EMBI, in addition to and not in limitation of any other rights, remedies or damages available to EMBI at law or in equity, shall be entitled to an interim injunction, interlocutory injunction, and permanent injunction, in order to prevent or to minimize any such breach by Lorus, or by any or all of its partners, co-venturers, servants, agents, representatives, and any and all persons directly or indirectly acting for, on behalf of or with Lorus.

7.11	Notice of Breaches. Lorus agrees to give prompt notice to EMBI of any breach of this Agreement by it or its employees.

7.12
Indemnification.  Lorus agrees to indemnify and hold harmless EMBI from any claims, issues, damages, costs and expenses, including reasonable attorneys fees, that arise from any breach of this Agreement by it or any of its employees.

7.13
Entire Agreement.  This Agreement constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter.  The terms of this Agreement will govern all services undertaken by Lorus for EMBI.  This Agreement may only be changed by mutual agreement or authorized representatives of the parties in writing.

7.14
Counterparts.  This Agreement may be executed in any number of counterparts provided each party executes a counterpart and all of these counterparts taken together shall for all purposes constitute one agreement, binding on the parties notwithstanding that all parties are not signatory to the same counterpart.  Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

[SIGNING PAGE FOLLOWS ]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

LORUS THERAPEUTICS INC. Per: _________________________________________ Name: Aiping Young Title: President and Chief Executive Officer I have authority to bind the corporation

ERIN MILLS BIOTECH INC. Per: __________________________________________ Name: Gerry C. Quinn Title: Authorized Signing Officer I have authority to bind the corporation

Schedule “A”
Intellectual Property

Virulizin Patent and Trademark Assets

(REDACTED)

(REDACTED)

Schedule “B”
Form of Officer’s Certificate

TO:                      Erin Mills Biotech Inc.

AND TO:           The board of directors of Lorus Therapeutics Inc.

RE:                      Supply and Services Agreement between Lorus Therapeutics Inc. and
                            Erin Mills Biotech Inc. dated June 19, 2009 (the “Supply and Services Agreement”)

I, • [name], [President and Chief Executive Officer/Chief Financial Officer] of Lorus Therapeutics Inc. (the “Corporation”), hereby certify for and on behalf of the Corporation, and not in my personal capacity and without personal liability, that for the Fiscal Quarter ending • [date], the Corporation had expenditures (as defined in Canadian GAAP) of:

(a)	at least (REDACTED) per Fiscal Quarter on research and development in general; and

(b)	at least (REDACTED) per Fiscal Quarter (inclusive of the amount referred to in (a) above) for general operations.

All terms not otherwise defined herein have the meanings attributed to them in the Supply and Services Agreement.

DATED as of ___________________________, 20•.

Name:
Title: